UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia V6E 3V7 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: April 29, 2025	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Equity Distribution Agreement dated April 28, 2025, by and between Vizsla Silver Corp. and Canaccord Genuity LLC, Canaccord Genuity Corp., CIBC World Markets Corp., CIBC World Markets Inc., National Bank of Canada Financial Inc., National Bank Financial Inc., BMO Capital Markets Corp. and BMO Nesbitt Burns Inc.
99.2	Press Release dated April 28, 2025